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                 August 31, 2021

       Paul Tivnan
       Chief Financial Officer, Secretary and Treasurer
       Ardmore Shipping Corporation
       Belvedere Building
       69 Pitts Bay Road, Ground Floor
       Pembroke, HM08 Bermuda

                                                        Re: Ardmore Shipping
Corporation
                                                            Registration
Statement on Form F-3
                                                            Filed August 20,
2021
                                                            File No. 333-258974

       Dear Mr. Tivnan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Joe Bailey